# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioXcel Therapeutics, Inc., CIK 0001720893
CUSIP: 09075P105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 555 Long Wharf Drive, New Haven, Connecticut (CT), 06511
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-24-049871
Filed by CIK 0001403525

## Reporting persons
- Oaktree Fund Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 51,429; sole dispositive power 0; shared dispositive power 51,429; aggregate amount beneficially owned 51,429 (0.83% of the class)
  Comment: The reported percentage is calculated based on 6,056,046 shares of Common Stock outstanding as of May 9, 2025, as reported in the Issuers Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 12, 2025, as increased by the 170,230 shares of Common Stock issuable upon exercise of the Warrants reported herein.
- Oaktree Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 118,801; sole dispositive power 0; shared dispositive power 118,801; aggregate amount beneficially owned 118,801 (1.91% of the class)
  Comment: The reported percentage is calculated based on 6,056,046 shares of Common Stock outstanding as of May 9, 2025, as reported in the Issuers Form 10-Q filed with the SEC on May 12, 2025, as increased by the 170,230 shares of Common Stock issuable upon exercise of the Warrants reported herein.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 170,230; sole dispositive power 0; shared dispositive power 170,230; aggregate amount beneficially owned 170,230 (2.73% of the class)
  Comment: The reported percentage is calculated based on 6,056,046 shares of Common Stock outstanding as of May 9, 2025, as reported in the Issuers Form 10-Q filed with the SEC on May 12, 2025, as increased by the 170,230 shares of Common Stock issuable upon exercise of the Warrants reported herein.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 170,230; sole dispositive power 0; shared dispositive power 170,230; aggregate amount beneficially owned 170,230 (2.73% of the class)
  Comment: The reported percentage is calculated based on 6,056,046 shares of Common Stock outstanding as of May 9, 2025, as reported in the Issuers Form 10-Q filed with the SEC on May 12, 2025, as increased by the 170,230 shares of Common Stock issuable upon exercise of the Warrants reported herein.

## Item 1. Issuer
Name of issuer: BioXcel Therapeutics, Inc.
Address of issuer's principal executive offices: 555 Long Wharf Drive, New Haven, Connecticut, 06511

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

i) Oaktree Fund Advisors, LLC ("OFA");
ii) Oaktree Capital Management LP ("OCM");
iii) Oaktree Capital Holdings, LLC ("OCH");
iv) Oaktree Capital Group Holdings GP, LLC ("OCGH GP).
Address of principal business office or, if none, residence: 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 170,230
Percent of class: 2.73
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

The reported securities represent 170,230 shares of Common Stock acquirable upon exercise of an equivalent number of warrants each to acquire one share of Common Stock ("Warrants") beneficially owned by the Reporting Persons. In this regard, 118,801 Warrants are directly held by funds and accounts managed by OCM and 51,429 Warrants are directly held by funds and accounts managed by OFA, as set forth in Exhibit 99.2 of this Schedule 13G. Each of OCM and OFA are indirectly managed by OCH, and OCGH GP, as holder of the Class B Units of OCH, has ultimate investment control over the reported securities. The filing of this statement shall not be deemed an admission of beneficial ownership, for purposes of Schedule 13(d) or otherwise, by any of the Reporting Persons or entities listed on Schedule 99.2.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page and response to Item (ii) of this Item 4(c).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of December 18, 2024, incorporated herein by reference to Exhibit 99.1 of statement on Schedule 13G filed by the Reporting Persons on December 18, 2024.
Exhibit 99.2 Schedule of Direct Warrant Holders

## Signatures
- Oaktree Fund Advisors, LLC: /s/ Henry Orren, Henry Orren, Authorized Signatory (05/15/2025)
- Oaktree Capital Management LP: /s/ Henry Orren, Henry Orren, Authorized Signatory (05/15/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren, Authorized Signatory (05/15/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren, Authorized Signatory (05/15/2025)